EXHIBIT 12.1
EPR PROPERTIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2017		2016		2015		2014		2013		2012
Earnings:
Income before equity in income from joint ventures and other items (1)	$170,873		$219,601		$170,017		$177,278		$152,193		$140,881
Fixed charges	106,088		108,068		98,672		88,996		83,988		77,738
Distributions from equity investments	442		816		540		810		985		1,046
Capitalized interest	(7,833)		(10,697)		(18,547)		(7,525)		(2,763)		(859)

Adjusted Earnings	$269,570		$317,788		$250,682		$259,559		$234,403		$218,806

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$97,853		$97,144		$79,915		$81,270		$81,056		$76,656
Interest within rental expense (2)	253		227		185		174		145		156
Interest income	149		—		25		27		24		67
Capitalized interest	7,833		10,697		18,547		7,525		2,763		859

Total Fixed Charges	$106,088		$108,068		$98,672		$88,996		$83,988		$77,738

Ratio of Earnings to Fixed Charges	2.5	x	2.9	x	2.5	x	2.9	x	2.8	x	2.8	x

(1)
Earnings before equity in income from joint ventures for the nine months ended September 30, 2017 includes $10.2 million in impairment charges, $1.5 million in costs associated with loan refinancing or payoff, and a $1.0 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures for the year ended December 31, 2016 includes $0.9 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2015 includes $18.6 million of retirement severance expense and $0.3 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing or payoff and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing or payoff.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).